Exhibit 12.1

China Automotive Systems, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Fiscal Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before income taxes and equity in earnings of affiliated companies	$46,081	$38,241	$30,069	$52,099	$71,416
Add (deduct):
Fixed charges	2,549	2,298	3,464	5,393	3,970

Earnings available for fixed charges (a)	$48,630	$40,539	$33,533	$57,492	$75,386

Fixed charges:
Interest expense	$1,816	$1,652	$3,144	$4,967	$3,605
One-third of rental expense (1)	733	646	320	426	365

Total fixed charges (b)	$2,549	$2,298	$3,464	$5,393	$3,970

Ratio of earnings to fixed charges (a/b)	19.08x	17.64x	9.68x	10.66x	18.99x

(1)	Considered to be representative of interest factor in rent expense.